AA4
9/13/2004

[redacted]

SECU 04019857 MMISSION

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SEC FILE NUMBER
8- 53370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 AND ENDING 06/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOODMAN FINANCIAL BROKERAGE, L.L.C.

RECD S.E.C.
AUG 30 2004
816

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 FOREST AVENUE, SUITE 350
(No. and Street)

RICHMOND, VA 22226
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TODD EICHMAN 804-474-1300
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1000 CONNECTICUT AVENUE, NW, SUITE 801, WASHINGTON, DC 20036
(Address) (City) (State)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
SEP 20 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, TODD EICHMAN, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of GOODMAN FINANCIAL BROKERAGE, L.L.C., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

NONE

Signature

FINANCIAL + OPERATIONS PRINCIPLE

Title

Notary Public

City of Norfolk, VA
My Commission Expires 7-31-2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

GOODMAN FINANCIAL BROKERAGE, L.L.C.

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2004

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1000 CONNECTICUT AVENUE, N.W., SUITE 801
WASHINGTON, DC 20036

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Goodman Financial Brokerage, L.L.C.

We have audited the statement of financial condition of Goodman Financial Brokerage, L.L.C., at June 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Goodman Financial Brokerage, L.L.C. as of June 30, 2004 in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

August 27, 2004

GOODMAN FINANCIAL BROKERAGE, L.L.C.

RICHMOND, VIRGINIA

STATEMENT OF FINANCIAL CONDITION

AT JUNE 30, 2004

ASSETS

	ALLOWABLE	NON ALLOWABLE	TOTAL
Current assets			
Cash	$ 17,888	$ -	$ 17,888
Deposits	-	200	200
Total assets	$ 17,888	$ 200	$ 18,088

LIABILITIES AND MEMBERS' EQUITY

	A. I.	NON A. I.	TOTAL
Liabilities	$ -	$ -	$ -
Members' equity			
Capital contribution			15,000
Retained earnings			3,088
Total Members' equity			18,088
Total liabilities and members' equity			$ 18,088

The accompanying notes are an integral part of this financial statement.

GOODMAN FINANCIAL BROKERAGE, L.L.C.

RICHMOND, VIRGINIA

NOTES TO FINANCIAL STATEMENTS

AT JUNE 30, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Goodman Financial Brokerage, L.L.C. (Company) was incorporated in Virginia for the purpose of engaging in the business of securities brokering/dealing, providing investment advisory services, and venture capital business.

Accounting Basis

The financial statements are prepared on the accrual basis of accounting.

Securities Transactions

Securities transactions and any related gains or losses on sales are recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in banks.

Accounts receivable

Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write- off method is not materially different from the results that would have been obtained had the allowance method been followed.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Goodman Financial, L.L.C. The two companies have an arrangement whereby Goodman Financial Brokerage, L.L.C. distributes substantially all of its net income to Goodman Financial, L.L.C.

NOTE 3 - USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

(Continued)

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness, as defined to net capital, as defined, shall not exceed 15 to 1. The Company had net capital and net capital requirements computed under these provisions as follows:

Net capital	$ 17,888
Net capital requirement	$ 5,000

NOTE 5 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the account of customers. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).